                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         AMERICAN REALTY INVESTORS, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   029174-10-9
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                                 (CUSIP Number)


                                Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                               Dallas, Texas 75201
                                 (214) 969-7600
                           (214) 528-3838 (Facsimile)
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 24, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 029174-10-9

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     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only)

                   One Realco Corporation, FEI No. 75-2338496

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     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)
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     3)  SEC Use Only
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                                                 OO
     4)  Source of Funds (See Instructions)
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     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)

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                                                    Nevada
     6)  Citizenship or Place of Organization
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                                                      1,437,209
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                          -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                          1,437,209
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                      -0-
                  10)      Shared Dispositive Power
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                                                                       1,437,209
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
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     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)

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                                                                 12.63%
     13) Percent of Class Represented by Amount in Row (11)
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                                                              CO
     14) Type of Reporting Person (See Instructions)

     CUSIP No. 029174-10-9

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     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only)

                    New Starr Corporation, FEI No. 75-2846650

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     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
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     3)  SEC Use Only
--------------------------------------------------------------------------------

                                                     OO
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                     Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                         234,450
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                             -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                             234,450
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                         -0-
                  10)      Shared Dispositive Power
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                                                                         234,450
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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                                                               2.06%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                          CO
     14) Type of Reporting Person (See Instructions)



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ITEM 1. SECURITY AND ISSUER

     This Amendment to Statement on Schedule 13D (this "Amendment No. 2") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Issuer" or "ARL"), and amends the original Statement on Schedule 13D and Amendments Nos. 1 and 2 thereto (the "Amended Statement") previously filed with the Securities and Exchange Commission (the "Commission") by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 029174-10-9.

     This Amendment No. 3 to Schedule 13D is being filed to reflect a change in the information contained in Item 2 in the Amended Statement.

ITEM 2. IDENTITY AND BACKGROUND

     This Amendment No. 3 is filed on behalf of One Realco Corporation, a Nevada corporation ("One Realco"), and New Starr Corporation, a Nevada corporation ("New Starr"). One Realco has its principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074, and New Starr has its principal executive offices located at 1750 Valley View Lane, Suite 130, Farmers Branch, Texas 75234. One Realco and New Starr are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because New Starr is a wholly-owned subsidiary of One Realco.

     Item 2 of the Amended Statement is further amended as follows:

     On September 24, 2002, the Commission filed a civil complaint, Civil Action No. 1:02CV01872 (D.D.C.), in a lawsuit styled Securities and Exchange Commission
v. Basic Capital Management, Inc. and Gene E. Phillips, and the Commission issued an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 (the "Exchange Act"), Making Findings and Imposing a Cease-and-Desist Order, In the Matter of Basic Capital Management, Inc., Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation, TaCO Financial, Inc. and Gene E. Phillips (Administrative Proceedings File No. 3-10898, Administrative Procedure Release No. 46538). In anticipation of the Order, Mr. Gene E. Phillips, Basic Capital Management, Inc. ("BCM"), One Realco and the other three corporations (Nevada Sea Investments, Inc., International Health Products, Inc. and TaCO Financial, Inc.) (together, the "Respondents") each submitted an Offer of Settlement and consented, without admitting or denying any of the allegations, to the entry of a judgment against each. In addition, Mr. Phillips and BCM consented to the entry of a judgment ordering Mr. Phillips and BCM to pay a civil penalty of $850,000.

     The Order finds, among other things, that the Respondents (including One Realco) violated Sections 10(b) and 13(d) of the Exchange Act, as amended, and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder, by failing to timely file reports required under Section 13(d) with respect to the securities of Greenbriar Corporation. Although none of the Respondents purchased more than five percent (5%) of Greenbriar's



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outstanding shares, their holdings together with the holdings of ARL amounted to approximately 16.1% by June 1997. Between May 1996 and June 1997, the
Respondents and ARL accounted for approximately 54% of the total trading volume in Greenbriar stock. On particular days during the period, the Respondents bought all the Greenbriar stock traded. The Order requires the Respondents to cease and desist from committing or causing any violation of Sections 10(b) and 13(d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder.



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                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete and correct.

     Dated: November 19, 2002.

                                       ONE REALCO CORPORATION


                                       By:  /s/ F. Terry Shumate
                                            ------------------------------------
                                            F. Terry Shumate,
                                            Vice President, Secretary and
                                            Treasurer


                                       NEW STARR CORPORATION



                                       By:  /s/ F. Terry Shumate
                                            ------------------------------------
                                            F. Terry Shumate,
                                            Vice President, Secretary and
                                            Treasurer



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